VIA EDGAR

March 24, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                   H. Roger Schwall

Assistant Director, Natural Resources

Re:                            Lonestar Resources US Inc.

Amendment No. 1 to Registration Statement on Form 10-12(b)

Filed February 16, 2016

File No. 001-37670

Dear Mr. Schwall:

Set forth below are the responses of Lonestar Resources US Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 4, 2016, with respect to the Company’s registration statement on Form 10-12(b) filed with the Commission on December 31, 2015, as amended by Amendment No. 1 filed with the Commission on February 16, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  Five marked copies of Amendment No. 2 will be hand delivered to you to show all changes made to the version of the Registration Statement filed on February 16, 2016.

For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 2, unless otherwise indicated.

General

1.              We have considered your analysis in response to prior comment 2 as to why you believe you qualify as a smaller reporting company under Item 10(f)(1) of Regulation S-K. Please supplementally provide us with a written response that demonstrates the calculation supporting your conclusion. Also explain, if applicable, how you concluded that shares held by Ecofin Water & Power Opportunities PLC constitute affiliated shares for purposes of your calculation.

Response:  The calculation supporting our conclusion that the Company qualifies as a smaller reporting company under Item 10(f)(1) of Regulation S-K is as follows:

Issued and outstanding shares(1)	15,044,051
Aggregate shares held by affiliates(2)	10,526,686
Aggregate shares held by non-affiliates	4,517,365
Market value of non-affiliate shares (public float)(3)	$26,968,669

(1)  Based on the number of issued and outstanding shares of Lonestar Resources Limited, an Australian corporation and current parent company of the Lonestar group of companies (“LNR”), as of December 31, 2015.  As disclosed in the Registration Statement, in connection with the Reorganization (as defined in the Registration Statement) each outstanding ordinary share of LNR will be exchanged for shares of the Company’s Class A common stock on a one-for-two basis.

(2)         Reflects shares held by executive officers, directors and Ecofin Water & Power Opportunities PLC (“Ecofin”), which our board of directors have determined are affiliates of the Company under Rule 12b-2 of the Exchange Act of 1934, as amended (“Exchange Act”).

(3)         Based on the last sale price of LNR ordinary shares on the Australian Securities Exchange (“ASX”) on December 31, 2015 of $5.97 per share.

As noted above, Rule 12b-2 of the Exchange Act provides that public float is determined based upon the aggregate worldwide market value of the voting and non-voting common equity held by non-affiliates of the issuer, computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity.  For purposes of Rule 12b-2, an “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.  The term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

While there is not bright-line test for purposes of affiliate status, it is generally understood that that all directors, policy-making executive officers, and 10 percent shareholders are control persons or part of the group that controls the issuer. Accordingly, we note that Ecofin and its affiliates currently hold approximately 58.8% of the combined voting power of LNR’s ordinary shares, and will hold the same proportion of the Company’s Class A common stock following the Reorganization.  We also note that

Ecofin currently has the right to appoint two of the members of our board of directors.  Based on its ownership percentage and its right to appoint two members of our board of directors, our board of directors have determined that Ecofin is an affiliate for purposes of Rule 12b-2.

Business, page 8

Development of Proved Undeveloped Reserves, page 14

2.              Response five of your February 16, 2016 letter presents individual PUD changes as in the table below. These changes do not sum to the Fiscal Year End 2014 total set forth on page 12. Please amend your document to disclose individually all material changes to your PUD reserves during the year due to: conversion to proved developed status; revisions of previous estimates; improved recovery; acquisition/divestment of minerals in place; extensions/discoveries.

Proved Undeveloped Reserves	MBOE
YE 2013	10,005
Drilling (Discoveries/Extensions)	656
Acquisition	7,297
Converted to Proved Developed	-1,576
YE2014 Reconciliation of Changes on page 14	17,012
YE2014 — Disclosed Page 12	18,588

Response:  We acknowledge the Staff’s comment and have revised our disclosure on page 14 of Amendment No. 2.

3.              Please provide us with the petroleum engineering reports you used/will use as the basis for the proved reserves you have disclosed/will disclose as of December 31, 2015. You may furnish these materials on digital media such as flash drive or compact disk.

The report should include

a)             One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)             Summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)              Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories;

d)             Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the five largest wells/locations in the proved developed and proved undeveloped categories (10 entities in all) as well as the AFE/capital cost inventory for each of the five PUD properties. Please ensure that the decline parameters (b-factor, initial/final production rates, initial/terminal decline rates), EURs and cumulative production figures are presented on the rate/time plots or another convenient location.

Please note that we have underlined similar items which we requested in our prior comment 36, but were omitted in your response materials.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

Response:  We acknowledge the Staff’s comment have provided, on a supplemental basis, the reports requested by the Staff above.

Financial Information, page 52

4.              Provide a line item for your long-term obligations (including long-term debt, capital leases, and redeemable preferred stock). See Instruction 2 to Item 301 of Regulation S-K.

Response:  We acknowledge the Staff’s comment and have added a line item for our long-term debt obligations in the table on page 67.

Outlook, page 55

5.              We have read the revisions that you have made in response to prior comment 13, clarifying the levels of production that were covered by your hedging instruments. Please also address the availability of derivatives for your anticipated production and the reasonably possible impact on your future operating results and financial condition, considering the current commodity price environment and any plans for the continuation or modification of this program.

Response:  We acknowledge the Staff’s comment and have revised our disclosure on page 10 of Amendment No. 2.

Critical Accounting Estimates, page 68

6.              We have read your response to prior comment 16, regarding your disclosures about Critical Accounting Estimates, and note that you have not addressed any of the specific assumptions or uncertainties associated with your estimates. For example, the assumptions used in deriving estimates, descriptions about how the estimates are determined, how susceptible the estimates are to variability, any change in the underlying assumptions, the reasons for changes, resulting impact on the estimates, and factors that could cause your estimates to change in the future and the potential magnitude of future changes. We reissue prior comment 16.

Response:  We acknowledge the Staff’s comment and have revised our disclosure starting on pages 69 and 70 of Amendment No. 2.

Quantitative and Qualitative Disclosures about Risk, page 71

7.              We note your response to prior comment 17, concerning the model, assumptions and parameters involved in preparing your sensitivity analysis, and see that you have not provided the incremental disclosure. We reissue prior comment 17.

Response: We acknowledge the Staff’s comment and advise that we have elected to remove the disclosure on page 71 on the basis that it is optional disclosure for a smaller reporting company under Item 305 of Regulation S-K.

Directors and Executive Officers, page 80

8.              We note your revisions in this section in response to prior comment 20. Please expand the biographical narrative for Mr. Bannister to fully delineate the respective capacities and time periods that he served as an officer for each of Ernst & Young, D.R. Horton and Richmond American Homes, consistent with the other revisions in this section.

Response: We have expanded Mr. Banister’s biographical narrative on page 80 of Amendment No. 2.

Service and Employment Agreements, page 87

9.              We note your revised disclosure here in response to prior comment 24. Please tell us when the company plans to execute new employment/compensatory arrangements with your current executive officers.

Response:  We acknowledge the Staff’s comment and advise that we expect to enter into new employment/compensatory arrangements with our executive officers during 2016.  We will file an amendment to the Registration Statement to disclose those arrangements to the extent they are entered into prior to the effectiveness of the Registration Statement.  Following the effectiveness of the Registration Statement, we confirm that we will disclose entry into new employment/compensatory arrangements with our executive officers in our future Exchange Act reports.

Financial Statements and Exhibits, page 96

10.       We note that you have requested confidential treatment of portions of Exhibit 10.3. Please be advised that comments, if any, to this confidential treatment request will be forthcoming in a separate letter. If we issue any comments to the confidential treatment request, we will act upon any request for acceleration of the effective date of the Form 10-12(B) and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our comments.

Response:  We acknowledge that the confidential treatment request must be acted upon prior to the effective date of the Registration Statement.

Financial Statements

General

11.       We have read your response to prior comment 26, explaining that you did not include financial statements of Lonestar Resources Limited in your filing because you believe they are not material to investors, and would be confusing and misleading. However, given your plan to merge and continue its operations, you will need to include these financial statements to comply with Article 8 of Regulation S-X.

Response:  As detailed in our correspondence to the Staff dated February 16, 2016 and for the reasons set forth below, the Company does not believe that inclusion of the financial information of LNR in the Registration Statement is material or necessary for the protection of investors in light of the contemplated structure of the Reorganization, in which LNR will become a subsidiary of the Company and liquidated as soon as possible following completion of the Reorganization.  We also believe that including financial information about LNR would confuse investors as such information is not relevant to the Company.

To the extent that the Staff concludes that the financial information of LNR would be required to be included in the Registration Statement in accordance with Article 8 of Regulation S-X, we respectfully request relief from such requirement on the basis that the benefit to investors, if any, of the presentation of LNR financial information would be substantially outweighed by the substantial costs to be incurred by the Company if it were required to fully comply with the requirements of Article 8 with respect to the financial information LNR.

We direct the Staff’s attention to the consolidating financial information attached to this letter as Annex A, which illustrates, among other things, that LNR is solely a holding company that holds all of its assets, and conducts all of its operations, through Lonestar

Resources America, Inc. (“LRAI”). As set forth in the consolidating balance sheet, LNR currently has no assets (other than nominal cash) independent of those held through the LRAI.  In addition, LNR has no revenues, and it’s liabilities comprise primarily of those payment obligations relating to ongoing consulting arrangements, accounting and tax fees, rent, compliance filing fees and other general and administrative expenses required to maintain LNR’s listing on the Australian Securities Exchange and to otherwise comply with Australian law.

We further advise the Staff that LNR’s financial information is currently prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  As a result, LNR’s financial information would be required to be converted from IFRS to US GAAP for purposes of the Registration Statement.  This conversion would result in the Company incurring substantial audit and legal fees and would otherwise delay the Reorganization for an indeterminate amount of time.  If the completion of the Reorganization is delayed for an extended period of time, it is expected that LNR will also incur audit and legal fees to prepare and file its annual report with the ASX, which such obligation would otherwise have been suspended if the Reorganization were completed during March 2016 as contemplated by the Registration Statement.

In light of the Staff’s comment, we also advise that we have considered the guidance set forth in Staff Topic 1.B - Allocation of Expenses and Related Disclosure in Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity.  We do not believe that the fact patterns addressed by Staff Topic 1.B applies to the Reorganization for the following reasons:

•                  No expenses were incurred by LNR on behalf of LRAI.  Instead, as described above and the Registration Statement, the expenses of LNR consisted primarily of those payment obligations relating to ongoing consulting arrangements, accounting and tax fees, rent, compliance filing fees and other general and administrative expenses required to maintain LNR’s ASX listing and to otherwise comply with Australian law.  These expenses would not have been incurred but for LNR’s listing on the ASX.  None of LNR’s expenses are attributable to its subsidiaries.

•                  No intercompany debt or other financing arrangements exist between LNR and LRAI, and none will exist following the completion of the Reorganization on the basis that LNR will be liquidated as soon as possible following the completion of the Reorganization.

•                  The historical financial statements LNR are not indicative of the Company’s ongoing cost of doing business following completion of the Reorganization.  While we expect to incur customary fees and expenses relating to our US listing, we will no longer be required to, amongst other things, comply with ASX listing rules or maintain an office and a company secretary in Australia.

•                  LNR has not previously declared dividends in respect of its ordinary shares.  We currently intend to retain any future earnings to fund the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future.

Based on the foregoing, we believe that the exclusion of LNR’s financial information in the Registration Statement would not disadvantage investors in any material respect since the financial statements of LRAI reflect, on a consolidated basis, the assets, historical revenues and net income of the Lonestar group of companies for the relevant periods.  To the extent the Staff concludes that such financial information is required to be included in the Registration Statement in accordance with Article 8 of Regulation S-X, we respectfully request relief from such requirement on the basis that the benefit to investors, if any, of the presentation of LNR financial information would be substantially outweighed by the substantial costs to be incurred by the Company.

Note 3 — Acquisitions and Divestitures, page F-25

12.       We have read your response to prior comment 29, pertaining to the oil and gas properties acquired from Amadeus Petroleum, Inc., to which you ascribed $96 million in your purchase price allocation. Please provide the information about reserves for each location and category, your development plans and the related expenditures that were approved, also covering subsequent progress and activity related to the properties acquired, particularly during 2013 and 2014. Finally, please submit for review the reports of the third party engineers which you reference as the basis for your fair value assessment.

Response:    We acknowledge the Staff’s comment and advise that the reports of our third party engineers for the relevant periods were previously provided to the Staff on a supplemental basis in connection to our responses to the Staff’s comment letter dated January 29, 2016.

13.       We have read your response to prior comment 30 in which you indicate that 236,687,211 Amadeus Petroleum, Inc. ordinary shares were outstanding before your reverse merger, rather than the 212,000,000 implied by your disclosures stating that the 460 million shares issued to the accounting acquirer represented 68.5% of the shares outstanding immediately following the transaction. Please revise your disclosures to reflect the actual ownership percentages and to explain how ascribing additional value to the transaction based on the amount of cash within the entity is consistent with the valuation based on quoted market prices.

Response:  We acknowledge the Staff’s comment and have revised the disclosures on pages 11 and F-41.

* * * * *

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (817) 921-1889 or William D. Davis II of Baker & McKenzie LLP at (713) 427-5000.

Very truly yours,

LONESTAR RESOURCES US INC.

		By:	/s/Frank D. Bracken, III
		Name:	Frank D. Bracken, III
		Title:	Chief Executive Officer

cc:	Jerard Gibson (Securities and Exchange Commission)
Joseph Klinko (Securities and Exchange Commission)
Karl Hiller (Securities and Exchange Commission)
Doug Banister (Lonestar Resources US Inc.)
William D. Davis II (Baker & McKenzie LLP)
Andrew S. Reilly (Baker & McKenzie LLP)

Annex A

Set forth below is the consolidating financial statements of Lonestar Resources Limited and Lonestar Resources America, Inc. as of and for the years ended December 31, 2015 and 2014. This information has been prepared on a US GAAP basis, providing intercompany eliminations on the balance sheet.  Please note that this financial information does not constitute pro-forma financial information prepared in accordance with Article 11 of Regulation S-X.

Consolidating Balance Sheet Information

	As of December 31, 2015				As of December 31, 2014
	LRAI	LNR		Combined	LRAI	LNR		Combined
	Consolidated	Stand-Alone	Eliminations	Pro-Forma	Consolidated	Stand-Alone	Eliminations	Pro-Forma
	(audited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	4,283,625	37,831		4,321,456	9,809,854	182,623		9,992,477
Accounts receivable:
Oil, natural gas liquid and natural gas sales	5,043,398			5,043,398	8,987,525			8,987,525
Joint interest owners and other	2,702,227	24,134	(1,125,420)	1,600,941	8,925,692	11,069	(815,295)	8,121,465
Related parties	519,076			519,076	562,634			562,634
Derivative financial instruments	33,218,474			33,218,474	31,045,260			31,045,260
Prepaid expenses and other	670,948	53,039		723,987	618,346	36,534		654,880

Total current assets	46,437,748	115,004	(1,125,420)	45,427,332	59,949,311	230,226	(815,295)	59,364,241

Investment in subsidiaries		108,342,629	(108,342,629)	—		289,481,469	(289,481,469)	—
Oil and gas properties, net, using the successful efforts method of accounting	488,099,597			488,099,597	481,079,275			481,079,275
Other property and equipment	2,223,399			2,223,399	2,366,013			2,366,013
Derivative financial instruments	2,864,372			2,864,372	12,713,295			12,713,295
Deferred tax asset	2,867,106	330,913		3,198,019	—	69,806		69,806
Other noncurrent assets	3,498,437			3,498,437	3,608,331			3,608,331
Restricted certificates of deposit	77,397			77,397	125,980			125,980

Total assets	546,068,056	108,788,546	(109,468,049)	545,388,553	559,842,205	289,781,501	(290,296,764)	559,326,941

Liabilities and Stockholder’s Equity

Current liabilities
Accounts payable	17,962,604	64,551	5,939,848	23,967,003	30,648,949	1,133	9,147,017	39,797,099
Accounts payable — related parties	44,848	1,125,420	(1,125,420)	44,848	192,187			192,187
Oil, natural gas liquid and natural gas sales payable	3,870,464			3,870,464	4,961,510			4,961,510
Accrued liabilities	8,353,255	57,858	(5,939,848)	2,471,265	11,581,088	24,031	(9,147,017)	2,458,102
Accrued liabilities — related parties	125,000			125,000	—			—

Total current liabilities	30,356,171	1,247,829	(1,125,420)	30,478,580	47,383,734	25,164	—	47,408,898

Long-term debt	303,710,512			303,710,512	264,613,529			264,613,529
Deferred tax liability	19,150,349	60,946		19,211,295	31,210,576	369,974		31,580,550
Other non-current liabilities	1,000,000			1,000,000	1,000,000			1,000,000
Asset retirement obligations	7,487,501			7,487,501	6,834,615			6,834,615

Total liabilities	361,704,533	1,308,775	(1,125,420)	361,887,888	351,042,454	395,138	—	351,437,592

Stockholder’s equity
Common stock, $0.001 par value, 200,000 shares authorized, 184,072 shares issued and outstanding	—	—		—	—			—
Additional paid-in capital	155,079,593	98,225,129	(100,861,368)	152,443,354	152,802,589	278,935,512	(282,000,208)	149,737,893
Retained earnings	29,283,930	9,254,642	(7,481,261)	31,057,311	55,997,162	9,635,555	(7,481,261)	58,151,456

Total stockholder’s equity	184,363,523	107,479,771	(108,342,629)	183,500,665	208,799,751	288,571,067	(289,481,469)	207,889,349

Total liabilities and stockholder’s equity	546,068,056	108,788,546	(109,468,049)	545,388,553	559,842,205	288,966,205	(289,481,469)	559,326,941

A-1

Consolidating Income Statement

	As of December 31, 2015			As of December 31, 2014
	LRAI	LNR	Combined	LRAI	LNR	Combined
	Consolidated	Stand-Alone	Pro-Forma	Consolidated	Stand-Alone	Pro-Forma
	(audited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
Revenues
Oil sales	70,739,269		70,739,269	104,233,379		104,233,379
Natural gas sales	6,823,019		6,823,019	7,589,599		7,589,599
Natural gas liquid sales	1,928,068		1,928,068	3,803,582		3,803,582

Total revenues	79,490,356	—	79,490,356	115,626,560	—	115,626,560

Operating expenses
Lease operating and gas gathering	17,860,216		17,860,216	16,631,611		16,631,611
Production, ad valorem, and severance taxes	4,981,826		4,981,826	7,123,332		7,123,332
Depletion, depreciation, and amortization	58,827,705		58,827,705	40,521,546		40,521,546
Accretion of asset retirement obligations	214,335		214,335	201,076		201,076
Impairment of oil and gas properties	28,622,961		28,622,961	5,478,264		5,478,264
Stock-based compensation	2,585,111		2,585,111	1,938,400		1,938,400
General and administrative	9,642,590	936,647	10,579,237	7,672,018	1,241,034	8,913,052

Total operating expenses	122,734,744	936,647	123,671,391	79,566,247	1,241,034	80,807,281

Income (loss) from operations	(43,244,388)	(936,647)	(44,181,035)	36,060,313	(1,241,034)	34,819,279

Other income (expense)
Interest expense	(24,576,993)		(24,576,993)	(19,949,359)		(19,949,359)
Gains on derivative financial instruments	27,608,534		27,608,534	43,972,245		43,972,245
Other income (expense)	(1,065,539)		(1,065,539)	55,187		55,187

Total other income (expense)	1,966,002	—	1,966,002	24,078,073	—	24,078,073

Income (loss) before taxes	(41,278,386)	(936,647)	(42,215,033)	60,138,386	(1,241,034)	58,897,352

Income tax (expense) benefit	14,565,154	555,734	15,120,888	(22,618,975)	187,253	(22,431,722)

Net income (loss)	(26,713,232)	(380,913)	(27,094,145)	37,519,411	(1,053,781)	36,465,630

A-2